January 21, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski and Dietrich King

Re:	Black Diamond Therapeutics, Inc.

Registration Statement on Form S-1

Filed January 3, 2020

File No. 333-235789

Dear Ms. Bednarowski and Mr. King:

This letter is submitted on behalf of Black Diamond Therapeutics, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on January 3, 2020 (the “Registration Statement”), as set forth in the Staff’s letter, dated January 10, 2020, addressed to David M. Epstein (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect the response to the Staff’s comment and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. The page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Registration Statement on Form S-1

Risk factors

Risks related to this offering and ownership of our common stock

Our bylaws to be effective upon the consummation of this offering, page 82

1.	Please revise here to clarify that this provision does not apply to any causes of action arising under the Securities Act.

United States Securities and Exchange Commission

January 21, 2020

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1 in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	David M. Epstein, Black Diamond Therapeutics, Inc.